EXHIBIT 99.1

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 21, 2011

Final Report On Attendance

We are pleased to report that there are 131 Shareholders holding 50,144,092 Common Shares represented in person or by proxy at this meeting.

This represents 42.07% of the 119,199,940 issued and outstanding Common Shares.

Dated this 21st day of June, 2011.

CIBC MELLON TRUST COMPANY

/s/ Anoosheh Farzanegan
Anoosheh Farzanegan

/s/ Bill Zawada
Bill Zawada

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 21, 2011

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders ratified the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors of the Corporation to fix the remuneration of the auditors.

Proxies Tabulated:

For:	49,429,337
Withheld:	664,311
Total:	50,093,648

Resolution #2:

On a ballot, shareholders ratified the Election of directors for all nominees listed below:

Ballots Tabulated:

	For	Withheld
Christopher J. Ball	44,903,587	716,062
Christopher Huskilson	24,521,995	21,097,654
Christopher Jarratt	22,843,992	22,775,657
Kenneth Moore	42,874,674	2,744,975
Ian Robertson	22,846,681	22,772,968
George L. Steeves	41,998,245	3,621,404

Resolution #3:

On a show of hands, the Chairman declared that the shareholders ratified the special resolution providing that the Corporation’s articles be amended to change the name of the Corporation to such name as may be determined by the Board from time to time.

Proxies Tabulated:

For:	49,608,079
Against:	505,882
Total:	50,113,961

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Algonquin Power & Utilities Corp.

Voting Results

Resolution #4:

On a show of hands, the Chairman declared that the shareholders ratified the resolution approving a strategic investment agreement (“Strategic Investment Agreement”) with Emera Inc. (“Emera”).

Proxies Tabulated:

*	For:	36,720,770
	Against:	345,748
	Total:	37,066,518

*	Excludes 8,523,000 shares owned by Emera

Resolution #5:

On a show of hands, the Chairman declared that the shareholders ratified the resolution approving the transactions proposed with Emera, to the extent that any one or more of such transactions may result in Emera holding 20% or more of the Corporation’s outstanding common shares (“Shares”), subject to Emera’s holdings not exceeding 25% of the outstanding Shares.

Proxies Tabulated:

*	For:	36,698,320
	Against:	368,198
	Total:	37.066,518

*	Excludes 8,523,000 shares owned by Emera

Resolution #6:

On a show of hands, the Chairman declared that the shareholders ratified the resolution approving the waiver of the Corporation’s shareholder rights plan to acquisitions of Shares by Emera under transactions completed in accordance with the Strategic Investment Agreement.

Proxies Tabulated:

For:	45,076,518	*	For:	36,553,518
Against:	953,000		Against:	953,000
Total:	46,029,518		Total:	37,506,518

*	Excludes 8,523,000 shares owned by Emera

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Algonquin Power & Utilities Corp.

Voting Results

Resolution #7:

On a show of hands, the Chairman declared that the shareholders ratified the resolution to approving amendments to the Corporation’s stock option plan.

Proxies Tabulated:

For:	45.025,077
Against:	1,004,441
Total:	46,029,518

Resolution #8:

On a show of hands, the Chairman declared that the shareholders ratified the resolution approving the Corporation’s employee share purchase plan.

Proxies Tabulated:

For:	45,432,822
Against:	596,696
Total:	46,029,518

Resolution #9:

On a show of hands, the Chairman declared that the shareholders ratified the resolution approving the Corporation’s directors’ deferred share unit plan.

Proxies Tabulated:

For:	45,053,259
Against:	976,259
Total:	46,029,518

Dated this 21st day of June, 2011.

CIBC MELLON TRUST COMPANY

/s/ Anoosheh Farzanegan	/s/ Bill Zawada
Anoosheh Farzanegan	Bill Zawada

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 21, 2011

PROXYHOLDER LIST

NAME OF APPOINTEE	SHAREHOLDER NAME	NUMBER OF SHARES
Christopher Ball	Various Shareholders	24,881
George Steeves	Various Shareholders	5,250
Management Proxy (Christopher Ball)	Various Shareholders	50,113,961

	Total:	50,144,092